                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)


/x/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2002


                                       or

/ /      TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                        Commission file number 000-23157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         A. C. MOORE ARTS & CRAFTS, INC.
                              500 University Court
                               Blackwood, NJ 08012

                   A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

In 1999, A. C. Moore Arts & Crafts, Inc. (the "Employer" or the "Company") established the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is A. C. Moore Arts & Craft, Inc., 500 University Court, Blackwood, NJ 08012.

Contributions Under the Plan. Employees may elect to contribute up to 20 percent of their annual compensation, not to exceed $11,000 for 2002. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2002.

Administration of the Plan. An officer of the Company at its principal executive office administers the Plan. Certain administrative functions may be delegated to employees of the Company. Officers and employees do not receive compensation from the Plan.

Custodian of Investments. The assets of the Plan are held in trust and managed by the Plan's trustee Frontier Trust Company. BISYS Plan Services provides record keeping services for the Plan's trustee.

Reports to Participating Employees: Each participant in the Plan receives quarterly statements of their accounts each plan year.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 27, 2003                   By:  LORI LUCENTE-MCKEAGE
                                               Lori Lucente-McKeage
                                               Administrator

                                   A.C. MOORE
                               ARTS & CRAFTS, INC.
                                   401(k) PLAN


                              Financial Statements


                                December 31, 2002

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
December 31, 2002




                                    CONTENTS





                                                                           Page
                                                                           ----


Independent Auditors' Report                                                1


Financial Statements:

   Statement of Net Assets Available for Benefits
      as of December 31, 2002 and 2001                                      2


   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2002                                  3


   Notes to Financial Statements                                          4 - 7


Supplementary Information:

   Schedule of Assets Held for Investment Purposes
      as of December 31, 2002                                               8

                          INDEPENDENT AUDITORS' REPORT




To the Trustees
A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Blackwood, New Jersey


           We were engaged to audit the financial statements and supplemental schedule of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and for the years then ended as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


                                                    Stockton Bates, LLP

                                                    Certified Public Accountants

 Philadelphia, Pennsylvania

 May 21, 2003

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                 Statement Of Net Assets Available For Benefits



December 31:                                          2002             2001
------------------------------------------------------------------------------

ASSETS:

   Cash                                            $   23,025       $    1,483
------------------------------------------------------------------------------


   Investments, at fair value:

      Corporate stocks - common                     2,108,410        2,043,514
      Common/collective trusts                        699,079          508,714
      Registered investment companies               2,690,934        2,443,226
      Participant loans                               213,203           94,427
------------------------------------------------------------------------------
               Total investments                    5,711,626        5,089,881


   Receivables:

      Employer contributions                            3,983           14,935
      Employees' contributions                         25,395           84,801
------------------------------------------------------------------------------

                                                       29,378           99,736
------------------------------------------------------------------------------

               Total assets                         5,764,029        5,191,100



LIABILITIES                                            -                 -
------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS                  $5,764,029       $5,191,100
==============================================================================


                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

            Statement Of Changes In Net Assets Available For Benefits



Year Ended December 31, 2002:
--------------------------------------------------------------------------------

ADDITIONS:

   Additions to net assets attributable to:

      Investment income:
         Net depreciation in fair value of investments (See Note 4) ($1,067,441)
         Interest and dividends                                          88,765
-------------------------------------------------------------------------------
                                                                       (978,676)
      Contributions:
         Employer                                                       273,192
         Participants                                                 1,802,611
--------------------------------------------------------------------------------
                                                                      2,075,803
-------------------------------------------------------------------------------
               Total additions                                        1,097,127


DEDUCTIONS:

   Deductions from net assets attributed to:
      Benefits paid to participants                                     523,416
      Administrative expenses                                               782
--------------------------------------------------------------------------------
               Total deductions                                         524,198
-------------------------------------------------------------------------------

               Net increase                                             572,929


NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                                  5,191,100
-------------------------------------------------------------------------------

   End of year                                                       $5,764,029
===============================================================================



                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2002



 1.     DESCRIPTION OF PLAN:

                        The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                        The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the
        Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all administrative expenses are paid directly by the Company.

                        All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become a participant in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.

                        Employees may elect to contribute up to 20 percent of their annual compensation, not to exceed $11,000 for 2002. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2002.

                        Each participant's account is credited with the participant's and employer's contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        BISYS Plan Services provides record keeping services for the Plan's Trustee. During 2001, the Plan changed trustees from Merrill Lynch Trust Service to Frontier Trust Company, FSB. The employees' and employer's contributions were deposited in a fund held by the Trustee during the year.

                        Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.

                        Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.

                        On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant's expected lifetime, or the joint future lifetime of the participant and spouse.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2002



 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                        Basis of Accounting:

                        The accompanying financial statements have been prepared on the accrual basis of accounting.

                        Valuation of Investments:

                        The Plan's investments at December 31, 2002 consist of shares in pooled investment funds and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor) held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the funds and common stock fluctuate to reflect the fair market values of the securities held in these funds.

                        Use of Estimates:

                        Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

                        Forfeitures:

                        Employer contributions for the years ended December 31, 2002 and 2001 were reduced by $8,716 and $15,451, respectively, from forfeited nonvested accounts. At December 31, 2002 forfeited nonvested accounts totaled $26,442.

                        Loans:

                        Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.


 3.     TAX STATUS:

                        The Plan has not yet received a determination letter. However, the plan's administrator and advisors believe that the plan and trust are currently designed and are operating in compliance with the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax exempt as of the financial statement date.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2002



 4.     INVESTMENTS:

                        Investments that represents 5% or more of fair value of the Plan's net assets are as follows:

                        December 31:                                                          2002                2001
                        -------------------------------------------------------------------------------------------------
                        A.C. Moore Arts & Crafts, Inc.                                     $2,108,410          $2,043,514
                        ML Retirement Preservation Trust                                      682,371             508,714
                        GM ML Bond Fund Intermediate Term Class A                             565,755
                        Massachusetts Investors Growth Stock Fund                             617,291             640,169
                        ML Basic Value Fund Class A                                           483,736
                        ML Basic Value Fund Class D                                                               473,641
                        State Street Research Aurora Fund                                     585,830             525,139
                        ML Core Bond Fund Inter Term Class D                                                      375,829
                        ML S&P 500 Index Fund Class A                                                             216,488

                      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($1,067,441) as follows:

                           Registered investment companies                                  ($631,952)
                           Common stock                                                      (435,489)
                        -----------------------------------------------------------------------------

                                                                                          ($1,067,441)
                        =============================================================================



 5.     PLAN TERMINATION:

                        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                          Notes To Financial Statements
                                December 31, 2002



 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

                        A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

                        December 31:                                                            2002                2001
                        ---------------------------------------------------------------------------------------------------
                           Net assets available for benefits
                              per the financial statements                                    $5,764,029         $5,191,100

                           Receivable employer contributions                                      (3,983)           (14,935)

                           Receivable employees' contributions                                   (25,395)           (84,801)
                        ---------------------------------------------------------------------------------------------------

                               NET ASSETS AVAILABLE FOR BENEFITS,
                                  PER FORM 5500                                               $5,734,651         $5,091,364
                        ===================================================================================================



                        A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

                        Year Ended December 31, 2002:
                        ---------------------------------------------------------------------------------------------------
                           Net increase in net assets available for
                              benefits per the financial statements                          $   572,929

                           Difference in employer contributions                                   10,952

                           Difference in employees' contributions                                 59,406
                        --------------------------------------------------------------------------------
                               NET INCREASE IN NET ASSETS
                                  AVAILABLE FOR BENEFITS,
                                  PER FORM 5500                                              $   643,287
                        ================================================================================


                        The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.












                            SUPPLEMENTARY INFORMATION


















                                                                          Page 8

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Plan 001  EI# 22-3527763
Attached to Form 5500, Schedule H, Part IV, (i)

         Schedule of Assets Held for Investment Purposes At End of Year



December 31, 2002:
-------------------------------------------------------------------------------------------------------------------

   (a)        (b)                                                                                           (e)
                                                                                           Par Value/      Market
          Identity of Issue                                                                  Units         Value
-------------------------------------------------------------------------------------------------------------------

           (c) Description of Investment

           Common Stock:

             A.C. Moore Arts & Crafts, Inc.                                                 165,885.9    $2,108,410
-------------------------------------------------------------------------------------------------------------------

                                                                                                          2,108,410
-------------------------------------------------------------------------------------------------------------------

           Common/Collective Trusts:

             ML Retirement Preservation Trust                                               682,370.1       682,371
             GM ML Retirement Preservation Trust                                             16,708.1        16,708
-------------------------------------------------------------------------------------------------------------------

                                                                                                            699,079
-------------------------------------------------------------------------------------------------------------------

           Registered Investment Companies:

             ML International Equity Fund Class A                                            21,456.0       143,326
             GM ML Basic Value Fund Class A                                                     341.5         7,951
             GM ML Bond Fund Intermediate Term Class A                                       47,823.6       565,755
             GM ML International Equity Fund Class A                                            389.6         2,603
             Massachusetts Investors Growth Stock Fund                                       66,878.8       617,291
             ML Basic Value Fund Class A                                                     20,779.0       483,736
             ML S&P 500 Index Fund Class C                                                   20,374.0       219,225
             PIMCO Innovation Fund Class A                                                    6,055.4        65,217
             State Street Research Aurora Fund                                               22,707.1       585,830
-------------------------------------------------------------------------------------------------------------------

                                                                                                          2,690,934
-------------------------------------------------------------------------------------------------------------------

           Participant Loans (71 loans at interest ranging from 4.75% to 10.5%):

             Loan Fund                                                                            N/A       213,203
-------------------------------------------------------------------------------------------------------------------

                                                                                                            213,203
-------------------------------------------------------------------------------------------------------------------


                           TOTAL                                                                         $5,711,626
===================================================================================================================